SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                   -----------------------------------------
                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (AMENDMENT NO. 6)


                            STRAYER EDUCATION, INC.
                   -----------------------------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                  ------------------------------------------
                        (Title of Class of Securities)


                                   863236105
                  ------------------------------------------
                                (CUSIP Number)

                               Steven B. Klinsky
                          New Mountain Partners, L.P.
                         712 Fifth Avenue, 23rd Floor
                           New York, New York 10019
                           Telephone: (212) 720-0300
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:
                               J. Michael Schell
                                 Sean C. Doyle
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                         New York, New York 10036-6522
                           Telephone: (212) 735-3000

                               February 4, 2004
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                      (Continued on the following pages)

CUSIP No. 863236105                 13D

-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS:
                New Mountain Partners, L.P.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                13-4099832
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     [X] (a)
                                                                     [ ] (b)
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS:
           See Items 3 and 4      AF, OO
-------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION:
                Delaware
-------------------------------------------------------------------------------
                             7        SOLE VOTING POWER:
                                      None
         NUMBER OF          ---------------------------------------------------
          SHARES             8        SHARED VOTING POWER:
       BENEFICIALLY                   4,551,879
       OWNED BY EACH        ---------------------------------------------------
         REPORTING           9        SOLE DISPOSITIVE POWER:
        PERSON WITH                   None
                            ---------------------------------------------------
                            10        SHARED DISPOSITIVE POWER:
                                      4,551,879
-------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
           4,551,879 shares
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                Approximately 31.86%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON:
                PN
-------------------------------------------------------------------------------

CUSIP No. 863236105                    13D

-------------------------------------------------------------------------------
1          NAME OF REPORTING PERSONS:
                New Mountain Investments, L.P.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                13-4099829
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       [X] (a)
                                                                       [ ] (b)
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS:
                AF, OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                 [  ]
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:
                Delaware
-------------------------------------------------------------------------------
                             7        SOLE VOTING POWER:
                                      None
         NUMBER OF          ---------------------------------------------------
          SHARES             8        SHARED VOTING POWER:
       BENEFICIALLY                   4,551,879
       OWNED BY EACH        ---------------------------------------------------
         REPORTING           9        SOLE DISPOSITIVE POWER:
        PERSON WITH                   None
                            ---------------------------------------------------
                            10        SHARED DISPOSITIVE POWER:
                                      4,551,879
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                4,551,879
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [  ]
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                Approximately 31.86%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:
                PN
-------------------------------------------------------------------------------

CUSIP No. 863236105                  13D

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS:
                New Mountain GP, LLC
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                13-4099827
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     [X] (a)
                                                                     [ ] (b)
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS:
                AF, OO
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:
                Delaware
-------------------------------------------------------------------------------
                             7        SOLE VOTING POWER:
                                      None
         NUMBER OF           --------------------------------------------------
          SHARES             8        SHARED VOTING POWER:
       BENEFICIALLY                   4,551,879
       OWNED BY EACH         --------------------------------------------------
         REPORTING           9        SOLE DISPOSITIVE POWER:
        PERSON WITH                   None
                             --------------------------------------------------
                             10       SHARED DISPOSITIVE POWER:
                                      4,551,879
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                4,551,879
-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                      [ ]
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                Approximately 31.86%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:
                OO
-------------------------------------------------------------------------------

CUSIP No. 863236105                    13D

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS:
                Steven B. Klinsky
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     [X] (a)
                                                                     [ ] (b)
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS:
                OO, PF
-------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)
                                                                         [  ]
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:
                United States of America
-------------------------------------------------------------------------------
                             7        SOLE VOTING POWER:
                                      None
         NUMBER OF           --------------------------------------------------
          SHARES             8        SHARED VOTING POWER:
       BENEFICIALLY                   4,551,879
       OWNED BY EACH         --------------------------------------------------
         REPORTING           9        SOLE DISPOSITIVE POWER:
        PERSON WITH                   None
                             --------------------------------------------------
                             10       SHARED DISPOSITIVE POWER:
                                      4,551,879
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                4,551,879

-------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                         [  ]

-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                Approximately 31.86%

-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:
                IN
-------------------------------------------------------------------------------

                        Amendment No. 6 to Schedule 13D

         The statement on Schedule 13D (the "Schedule 13D"), as amended by Amendment No. 1 ("Amendment No. 1"), Amendment No. 2 ("Amendment No. 2"), Amendment No. 3 ("Amendment No. 3"), Amendment No. 4 ("Amendment No. 4") and Amendment No. 5 ("Amendment No. 5") thereto, filed jointly on March 26, 2001, May 15, 2001, October 8, 2002, November 18, 2002, November 22, 2002 and
January 14, 2004, respectively, by the persons listed on the signature pages thereto relating to the beneficial ownership of the common stock, par value $.01 per share ("Common Stock"), of Strayer Education, Inc., a Maryland corporation (the "Issuer"), and the beneficial ownership of the Series A Preferred Stock, par value $.01 per share ("Series A Preferred Stock"), of the Issuer, which is convertible into Common Stock, is hereby amended and supplemented as set forth below in this Amendment No. 6 to the Schedule 13D by the persons listed on the signature page hereto (the "Reporting Persons"). Capitalized terms used below and not otherwise defined herein shall have the meanings set forth in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5.


Item 4.  Purpose of Transaction.

         The disclosure in Item 4(a) is hereby amended and supplemented by adding the following:

         "On February 3, 2004 the Issuer filed a Registration Statement on Form S-3 (the "2004 Registration Statement") relating to an aggregate of 3,450,000 shares of Common Stock beneficially owned by New Mountain, MidOcean and the Trust which may be sold pursuant to an underwritten offering (the "2004 Offering"). The 2004 Registration Statement relates to 1,615,006 shares of Common Stock beneficially owned by New Mountain, 1,000,000 shares of Common Stock beneficially owned by MidOcean, 384,994 shares of Common Stock beneficially owned by the Trust and an aggregate of 450,000 shares of Common Stock that may be purchased by the underwriters to cover over-allotments, if any.


Item 5.  Interest in Securities of the Issuer.

         The disclosure in Item 5(a) is hereby amended by deleting the last paragraph of such Item 5(a).


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The disclosure in the last paragraph of Item 6 is hereby amended and restated to read in its entirety as follows:

         "On February 3, 2004, the Issuer, New Mountain and MidOcean entered into a letter agreement (the "February 2004 Letter Agreement") that (i) confirmed the parties' understanding of Section 7 of Article FIRST of the Articles Supplementary regarding the determination of the number of shares of Common Stock issuable in connection with the conversion of Series A Preferred Stock pursuant to the Articles Supplementary, (ii) provided for the Issuer's diligent pursuit of certain Required Approvals (as defined below) and determined the allocation of certain 2004 Offering Expenses (as defined below) among New Mountain and MidOcean and (iii) established certain information rights between New Mountain and the Issuer.

         This summary of certain provisions of the February 2004 Letter Agreement, other related agreements, other related documents and the transactions contemplated thereby is not intended to be complete, and is qualified in its entirety by reference to such documents.

         Pursuant to the February 2004 Letter Agreement, the Issuer, New Mountain and MidOcean agreed that, for purposes of determining the number of shares of Common Stock issuable in connection with any conversion of Series A Preferred Stock pursuant to the Articles Supplementary, full credit shall be given for dividends accruing on a daily basis since the most recent Dividend Payment Date (as defined in the Articles Supplementary) preceding the Conversion Date (as defined in the Articles Supplementary) through but excluding the Conversion Date. New Mountain and MidOcean released any claim they may have had for accrued and unpaid dividends in connection with any conversions of Series A Preferred Stock prior to the date of the February 2004 Letter Agreement, including, without limitation, as provided in paragraph 3(c) of the Letter Agreement.

         Pursuant to the February 2004 Letter Agreement, the Issuer, New Mountain and MidOcean agreed that in connection with the possible sale or other disposition by New Mountain and MidOcean of all or any portion of their remaining ownership interest in the Issuer (the "Stock Sale"), the Issuer will diligently pursue and exercise its reasonable best efforts to obtain, as promptly as practicable, all necessary Education Approvals (as defined in the Purchase Agreement) required from all applicable Governmental Authorities (as defined in the Purchase Agreement) and Educational Agencies (as defined in the Purchase Agreement) for the lawful conduct of the businesses of the Issuer and its subsidiaries, including the University (as defined in the Purchase Agreement), following the Stock Sale in the manner and to the extent presently conducted at every location where the University conducts any material business (collectively, the "Required Approvals"). New Mountain and MidOcean severally agreed to directly pay up to $850,000 (with New Mountain paying up to $651,667 and MidOcean paying up to $198,333), as they are incurred, for all legal fees, accounting fees, education regulatory, SEC, NASDAQ filing fees, printing costs, roadshow costs and all other Registration Expenses (as defined in the Registration Rights Agreement) and other expenses of any kind reasonably incurred by the Issuer in connection with obtaining the Required Approvals and preparing for and effecting the Stock Sale, including any private sales and secondary offerings, whether or not the Stock Sale or any such sales or offerings are in fact consummated ("2004 Offering Expenses"); subject to the Issuer providing New Mountain and MidOcean with reasonably detailed supporting documentation in customary form, evidencing the incurrence of such 2004 Offering Expenses; provided, that New Mountain and MidOcean shall not be responsible for any such 2004 Offering Expenses incurred in connection with any registration effected pursuant to Section 2 of the Registration Rights Agreement other than the 2004 Offering. Notwithstanding the foregoing, except as modified by the February 2004 Letter Agreement, the February 2004 Letter Agreement shall not, in any manner, affect any of New Mountain's or MidOcean's rights under the Registration Rights Agreement, and all of the terms and conditions of the Registration Rights Agreement shall remain in full force and effect.

         Pursuant to the February 2004 Letter Agreement, the Issuer agreed that for so long as New Mountain beneficially owns at least 5% of the Common Stock determined on an as-converted basis (excluding (i) any shares of Series A Preferred Stock held of record by MidOcean, (ii) any shares of Common Stock MidOcean may acquire upon exercise of its portion of the Option, (iii) the Escrowed Shares, subject to the receipt of Required Approvals; provided that the Escrowed Shares do not revert back to New Mountain (the "Reversion") upon failure to receive Required Approvals within 120 days of such deposit and (iv) any additional Common Stock that New Mountain may acquire beneficial ownership of, following the date of the February 2004 Letter Agreement, except to the extent New Mountain acquires beneficial ownership of the Escrowed Shares due to the Reversion), the Issuer shall provide New Mountain with certain limited information rights, including the right to receive copies of all board packages, reports and materials so delivered to the Issuer's board of directors (the "Confidential Information"). New Mountain agreed to hold in strict confidence all such Confidential Information.

         Other than the Shareholders' Agreement, the Letter Agreement, the Purchase Agreement, the Support and Option Agreement, the Articles Supplementary, the Escrow Agreement, the Irrevocable Proxy, the Trust, the Amendment and Joinder to the Shareholders' Agreement, the Amendment to the Registration Rights Agreement, the February 2004 Letter Agreement and the related documents and the transactions contemplated thereby and other understandings, as described in this item, Item 1, Item 4 and Item 5 above, the Reporting Persons know of no other contracts, arrangements, understandings or relationships required to be described herein."


Item 7.  Material to be Filed as Exhibits.

         The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit 99.10. February 2004 Letter Agreement, dated February 3, 2004, among Strayer Education, Inc., New Mountain Partners, L.P. and MidOcean Capital Investors, L.P.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      NEW MOUNTAIN PARTNERS, L.P.
                                      By: New Mountain Investments, L.P., its
                                             general partner
                                      By: New Mountain GP, LLC, its
                                             general partner


                                      By: /s/ Steven B. Klinsky
                                          --------------------------------
                                          Name:  Steven B. Klinsky
                                          Title: Member


                                      NEW MOUNTAIN INVESTMENTS, L.P.
                                      By: New Mountain GP, LLC, its
                                             general partner


                                      By: /s/ Steven B. Klinsky
                                          --------------------------------
                                          Name:  Steven B. Klinsky
                                          Title: Member


                                      NEW MOUNTAIN GP, LLC


                                      By: /s/ Steven B. Klinsky
                                          --------------------------------
                                          Name:  Steven B. Klinsky
                                          Title: Member


                                          /s/ Steven B. Klinsky
                                          --------------------------------
                                          Name: Steven B. Klinsky


Dated: February 4, 2004